SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number 1-9014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHYRON CORPORATION
5 Hub Drive
Melville, NY 11747
(631) 845-2000

REQUIRED INFORMATION

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

INDEX

		Page

Report of Independent Registered Public Accounting Firm		1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2003 and 2002		2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003		3

Notes to the Financial Statements		4

Supplemental Schedule*:

Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2003		9

Signatures		10

The following exhibits are filed as part of this report:

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor
Rules and Regulations for Reporting and Disclosure under ERISA of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Chyron Corporation Employees' 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Chyron Corporation Employees' 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Melville, New York

June 11, 2004

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002

Assets:
Investments, at fair value	$3,343,438	$2,783,349
Participant loans	77,861	71,731
Total investments	3,421,299	2,855,080

Receivables:
Employer contributions	6,269	7,529
Participant contributions	37,509	40,111
Total receivables	43,778	47,640

Net assets available for benefits	$3,465,077	$2,902,720

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:
Contributions:
Employee contributions	$411,462
Employer contributions	69,513
Participant rollovers	760
Total contributions	481,735

Investment income:
Interest and dividends	82,836
Net appreciation in fair value of investments	378,847

Total investment income	461,683

Total additions	943,418

Deductions from net assets attributed to:
Distributions to participants	(368,075)
Administrative expenses	(12,986)

Total deductions	(381,061)

Net increase	562,357

Net assets available for benefits:
Beginning of year	2,902,720

End of year	$3,465,077

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Plan Description and Benefits

The Chyron Corporation Employees' 401(k) Plan (the "Plan") was adopted on January 1, 1994, and amended through December 31, 2003, for the benefit of the employees of Chyron Corporation (the "Company"). The following is a brief description of the Plan. A more complete description of the provisions of the Plan is available in the Plan document and in individual statements of benefits provided to each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined contribution plan which provides benefits to participants based upon amounts contributed to the participants' accounts by the employees and employer and investment income or loss. Contributions made to the Plan are credited to participants' individual accounts in the name of each participant. The ultimate benefit received depends on the aggregate amount contributed by the participants and the employer, and the income, and gains and losses associated with those contributions which are allocated to the participants' individual accounts.

Participants are entitled to make contributions up to a maximum of 20% of their current compensation subject to limitations of Section 401(k) of the Internal Revenue Code ($12,000 in 2003). The total employee compensation that can be considered for contribution purposes was limited to $200,000 in 2003. After 2001, individuals who are at least 50 years of age by the end of the tax year are permitted to make "catch-up" contributions, limited to $2,000 in 2003. For purposes of determining contributions, compensation is defined as total wages and salary of an employee, including any overtime pay, bonuses and commissions, but excluding deferred compensation. The Plan will accept rollover contributions from other qualified plans. The Company can elect to make a contribution to the Plan on behalf of those participants who have made salary deferral contributions. The matching contribution is 20% of the first 10% of compensation and is made only in shares of the Company's common stock.

Employees are eligible for participation in the Plan on the first day of the month following the performance of one hour of service. Employees are 100% vested in their salary deferral contributions upon entry into the Plan. Effective March 1, 2000, employees are vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage

1	34%
2	67%
3	100%

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The full value of the vested interest of participants in Plan assets is distributable to them or their beneficiaries upon retirement, disability or death. The normal retirement date is the first day of the month following the attainment of age 65. Participants or beneficiaries may elect to have such interest distributed in either one lump sum or in monthly installments. An employee can also withdraw all or a portion of his/her investment under certain special distribution events as defined in the Plan. The special distribution events include in-service distributions, where a participant in the Plan may withdraw all or a portion of his/her account balance upon reaching age 59 and one half, and hardship withdrawals. These special distributions may be subject to ordinary income taxes or early distribution penalties. Active participants may also apply to the Plan administrator for a loan from the Plan. Participants may borrow an amount that would not exceed the lesser of 50% of each participant's vested account balance or $50,000 reduced by the highest outstanding balance during the prior 12 months. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. All loans, which are collateralized by the participants account balance, must be repaid with interest (currently at rates ranging from 6.5%-10.0%) and are subject to certain requirements as outlined in the Plan.

If a participant leaves the Company for any reason other than retirement, disability or death, the participant may elect to receive distribution of his/her vested benefit. If the participant's balance is less than $5,000, the distribution will be made immediately following the employee's termination. If a participant terminates service prior to being fully vested in the employer matching contribution, unvested amounts are forfeited and will be used to reduce future employer contributions to the Plan.

2. Summary of Significant Accounting Policies

Basis of accounting

The Plan's financial statements are prepared under the accrual method of accounting.

Investments

All Plan investments are held by the Plan's custodian, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch" or the "Custodian"). The Plan's investments in mutual funds are stated at market value based on the last quoted net asset value per share in an active market. The Plan's investment in Company stock is stated at market value as determined by the latest quoted market price. Participant loans are valued at cost, which approximates fair value.

Investment earnings are automatically reinvested into the fund from which they are derived. Participants can elect to change their current or future investments on a daily basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned. The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The following investments represent more than 5% of the Plan's net assets:

	December 31,
	2003	2002

Merrill Lynch Retirement Preservation Trust	$1,042,242	$960,229
Merrill Lynch Global Allocation Fund	531,169	406,517
Merrill Lynch Balanced Capital Fund	340,199	308,905
Merrill Lynch US Government Mortgage Fund	325,469	397,805
Alliance Premier Growth Fund	309,768	295,846
Chyron Corporation Common Stock	196,829

During 2003, the Plan's investments, including both realized and unrealized gains and losses, appreciated in value as follows:

Mutual Funds	$352,893
Common Stock	25,954
$378,847

Cash equivalents

Cash equivalents consist of investments in highly liquid Merrill Lynch money funds, which are temporary in nature.

Benefit payments to employees

Benefit payments to employees are recorded on a cash basis.

Administrative expenses

Expenses related to the administration of the Plan are paid by the Plan or the Company, at the Company's option. During 2003, all expenses were paid by the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities included in the Statement of Net Assets Available for Benefits and the reported amount of net additions and deductions in the Statement of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Risks and Uncertainties

The Plan provides for various investment options which may result in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Non Participant-Directed Investments

Participants, at their discretion, may invest their contributions in any or all of the eighteen investment options offered under the Plan, as well as Chyron Corporation Common Stock. The Company's matching contribution is made exclusively in shares of the Company's stock.

As of December 31, 2003 and 2002, the net assets invested in Company stock were $196,829 and $105,533, respectively. The components of the changes in net assets invested in Company stock for the year ended December 31, 2003 are as follows:

Changes in net assets:
Contributions	$75,978
Net appreciation in fair value	25,954
Distributions to participants	(9,039)
Other, net	(1,597)
$91,296

4. Tax Status

The Plan obtained its latest determination letter on September 29, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code. The Plan and related trust must be operated in conformity with the Code to maintain its tax exempt status under Section 501(a) of the code. The Company is not aware of any course of action, series of events or amendments that might adversely affect the qualified status of the Plan.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

5. Termination Priorities

While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, all participants will become 100% vested in their total account balances under the Plan.

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eighteen participant-directed fund elections and the Company's common stock. Additionally, the investments within each participant-directed fund are further diversified into varied financial markets. The Company also carries insurance for its employee benefit plans to minimize this risk.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the custodian as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. In addition, one of the investment options of the Plan consists of common stock of the Plan's sponsor, Chyron Corporation. Administrative expenses of the Plan can be paid by Company, at the Company's option.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2003

(a)	(b)	(c)	(d)	(e)

	Identity of Issue	Description	Cost**	Current Value

*	Merrill Lynch Retirement Preservation Trust	Mutual Fund		$1,042,242
*	Merrill Lynch Global Allocation Fund	Mutual Fund		531,169
*	Merrill Lynch US Government Mortgage Fund	Mutual Fund		325,469
*	Merrill Lynch Balanced Capital Fund	Mutual Fund		340,199
	Alliance Premier Growth Fund	Mutual Fund		309,768
*	Chyron Corporation Common Stock	Common Stock	$184,281	196,829
	Massachusetts Investors Trust	Mutual Fund		76,885
	Aim Global Health Care Fund	Mutual Fund		100,327
	Oppenheimer Global Growth & Income Fund	Mutual Fund		108,443
*	Merrill Lynch Global Value Fund	Mutual Fund		52,981
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund		58,760
*	Merrill Lynch Eurofund	Mutual Fund		39,011
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund		26,113
	Davis Series Financial Fund	Mutual Fund		75,271
	Alliance Technology Fund	Mutual Fund		10,852
*	Merrill Lynch Pacific Fund	Mutual Fund		10,736
*	Merrill Lynch Basic Value Fund	Mutual Fund		21,976
	Alger Small Institutional Portfolio	Mutual Fund		10,101
	Pioneer Growth Shares Fund	Mutual Fund		4,948
*	Merrill Lynch CMA Money Fund	Mutual Fund	1,358	1,358

*	Participant loans	Loans issued for		77,861
		terms of 1-5
		years, with
		6.5% to 10.0%
		interest

	* Denotes party-in-interest

	** Cost information is not required for
	participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Chyron Corporation Employees' 401(k) Plan

/s/ Michael Wellesley-Wesley
Michael Wellesley-Wesley
President and Chief Executive Officer

June 28, 2004

/s/ Jerry Kieliszak
Jerry Kieliszak
Sr. Vice President and Chief Financial Officer

June 28, 2004